EHIXIT 16.1

March 28, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated March 23, 2007, of Spartan Motors, Inc. and are in agreement with the statements contained in the first, second and third paragraphs of Item 4.01(a) on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.